UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date August 17, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

August 17, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF THE PRESIDENT OF NEQUI

Bancolombia announces the appointment of Andrés Vásquez Echeverri as President of Nequi.

Andrés, who is a part of the founding team of Nequi and has been business development officer in charge of businesses, is an administrative engineer from the EIA School of Engineering of Antioquia (Escuela de Ingeniería de Antioquia) and has more than 20 years of experience in the financial markets in the region. In his career at Bancolombia, he has been the leader of digital channels, cash management products and technological innovation, among others.

As President, he will direct Nequi along its path of growth and the achievement of its business objectives from the date of his appointment, which will include obtaining Nequi’s operating permit as a financing company with the Financial Superintendence.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta
Corporate VP	Financial VP
Tel.: (571) 4885675	Tel.: (571) 4885934